1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kura mkurta@torys.com P. 212.880.6363

September 20, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Isabel Rivera
Pam Howell

Re:	Brookfield Corporation
Registration Statement on Form F-3
Filed August 18, 2023
File No. 333-274061

Dear Ladies and Gentlemen:

On behalf of Brookfield Corporation (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2023, with respect to the Company’s Registration Statement on Form F-3 (Nile No. 333-274061) filed with the Commission on August 18, 2023 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company have revised the Registration Statement in Amendment No. 1 to update other disclosure. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Cover Page

1.

We note that your registration statement registers 40 million Class A limited voting shares that may be issued to satisfy any exchange, redemption or acquisition of class A-1 exchangeable non-voting shares that are not yet outstanding and will be newly-issued pursuant to your and Brookfield Reinsurance Ltd.’s exchange offer on Form F-4. Please provide us with your analysis of your eligibility to use Form F-3.

The Registration Statement on Form F-3 has been filed in connection with, among other things, the exchange offer contemplated by the registration statement on Form F-4 (the “F-4 Registration Statement”) filed by Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) and the Company. The F-4 Registration Statement pertains to, among other things, the registration of the issuance of Brookfield Reinsurance’s class A-1 exchangeable non-voting shares (the “Exchangeable Shares”) to be issued in the exchange offer as well as the underlying Class A limited voting shares of the Company of Class A limited voting shares of the Company (the “Company Class A Shares”) because the Exchangeable Shares may be exchanged within a year of original issuance in the exchange offer.

We respectfully submit that the Company may register the offer of Company Class A Shares on the Registration Statement on Form F-3 as primary issuances under General Instruction I.B.1 of Form F-3 and Rule 415(a)(1)(x), neither of which requires the securities to be outstanding prior to their registration or issuance. General Instruction I.B.1 of Form F-3 permits primary registration of securities “for cash”. In our scenario, the Company Class A Shares would be issued for Exchangeable Shares rather than cash; however, C&DI 116.09 makes it clear that the “for cash” requirement in General Instruction I.B.1 of Form S-3/F-3 was only intended to make clear that Form S-3/F-3 is not available for exchange offers or business combination transactions, and that other forms of consideration for exchanges are permitted to be registered as primary offerings. In our case, the Registration Statement on Form F-3 is not being made in connection with an exchange offer or business combination, but only relates to the exchange of the exchangeable shares that are issued in such exchange offer and therefore is consistent with C&DI 116.09.

The Company’s Registration Statement on Form F-3 registers the going-forward exchange of the Exchangeable Shares into Company Class A Shares. We note to the Staff that this is the same approach taken by the Company in connection with the spin-off of Brookfield Reinsurance in 2021. In that spin-off transaction, a Form F-1 registration statement was filed to register the distribution of the Brookfield Reinsurance exchangeable shares being spun-out in the special distribution (similar to the F-4 Registration statement, the Form F-1 registration statement in connection with the 2021 special distribution also registered the underlying Company Class A Shares that the exchangeable shares were exchangeable into). Concurrently with the filing the Form F-1 registration statement, the Company filed a Form F-3 to register the going-forward exchange of the Brookfield Reinsurance exchangeable shares so distributed in the spin-off into Company Class A Shares.

We further note that in May 2022, we had informal discussions with members of the Staff regarding a similar issue presented for an issuer with a similar exchangeable share structure as Brookfield Reinsurance and the Company. In that discussion, the Staff agreed that so long as the exchangeable shares would not be issued in a transaction that would cause the exchangeable shares to be restricted securities under Rule 144, that a registration statement on Form F-3 could be filed to register the exchange of exchangeable shares that were issued in the future (or, in the case of the current transaction, Exchangeable Shares being issued concurrently in the exchange offer registered on the F-4 Registration Statement).

For the reasons discussed above, we respectfully submit that the Company is eligible to register the Company Class A Shares on Form F-3.

2.

Please provide disclosure in your prospectus regarding what it means for Brookfield Corporation and Brookfield Reinsurance Ltd. to be “paired entities.” Please clarify here and throughout, if true, that “paired entity” is not a legal definition, or provide an appropriate discussion of the legal and other requirements, including any relevant listing requirements for your “paired entity” structure. Alternatively, please clarify that “paired entity” is your own designation and that Brookfield Corporation and Brookfield Reinsurance Ltd. are separate corporate entities where shareholders retain the right to exchange shares of one entity into a equivalent class of the other. Indicate that there are material differences between the rights of holders of your exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of your Company and Brookfield Reinsurance Ltd., respectively, and the applicable laws.

The Company acknowledges the Staff’s comment and advises the Staff that the term “paired entity” does not have a legal definition and is a term used by the Company and Brookfield Reinsurance to describe their relationship given the exchangeability and distribution profile of the exchangeable shares and Brookfield Corporation’s economic interest in Brookfield Reinsurance. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of Amendment No. 1.

3.

Please provide prominent disclosure in your registration statement regarding the concurrent offerings that relate to this transaction and how this offering fits into the overall transaction. See the Form F-4 filed by Brookfield Reinsurance Ltd. and your Schedule TO filings.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 1 and 2 of Amendment No. 1.

4.

Please provide an organizational chart showing the relationship between the various Brookfield corporate entities such as Brookfield Corporation, Brookfield Reinsurance Ltd. and Brookfield Asset Management Ltd.

In response to the Staff’s comment, the Company has included an organizational chart on page 2 of Amendment No. 1.

5.	Please remove the disclosure at the bottom of page 51 to page 52. The Company is responsible for the accuracy of the document throughout.

In response to the Staff’s comment, the Company has deleted such language in Amendment No. 1.

Cover Page

6.

We note the disclosure on the cover page that “Each exchangeable share is exchangeable at the option of the holder thereof for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent.” Please clarify here and throughout how this is “at the option of the holder” in light of the fact that Brookfield Corporation can determine the form of payment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the language in question is only meant to describe the fact that a holder has the option to initiate the exchange process and does not mean that such holder has the option to choose to receive a Brookfield Class A Share or its cash equivalent. Any such determination as to form of payment will be made by Brookfield Corporation. However, for clarity the Company has removed such language in Amendment No. 1.

Exhibits

7.

The legal opinion filed as Exhibit 23.1 appears to solely cover the 40 million class A limited voting shares. Please provide a legal opinion also covering the 9,285,952 Brookfield Class A Shares from your prior registration statement on Form F-3 and the 1,165,000 Brookfield Class A Shares issued in your March 2023 private placement.

In response to the Staff’s comment, the Company has refiled Exhibit 5.1 with Amendment No. 1.

**********

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363.

Very Truly Yours,

By:	/s/ Mile T. Kurta
Mile T. Kurta

cc: Swati Mandava, Brookfield Corporation

4